UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Endocare, Inc.

(Name of Subject Company (Issuer))

HT Acquisition, Inc.

a wholly-owned subsidiary of

HealthTronics, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29264P203

(CUSIP Number of Class of Securities)

James S.B. Whittenburg

President and Chief Executive Officer

9825 Spectrum Drive

Building 3

Austin, Texas 78717

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$18,143,494	$1,012.41

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 15,310,965 shares of Endocare common stock (the number of issued and outstanding shares of Endocare common stock as of June 7, 2009, plus the aggregate number of Endocare shares issuable upon exercise or payout of all outstanding options, warrants, restricted stock units, and deferred stock units as of such date) and (ii) the average of the high and low sales prices of Endocare common stock as reported on The NASDAQ Capital Market on June 15, 2009 ($1.185).

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $774.75	Filing Party: HealthTronics, Inc.
Form or Registration No.: Form S-4 333-160038	Date Filed: June 17, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by HealthTronics, Inc., a Georgia corporation (“HealthTronics”), and HT Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of HealthTronics (“Offeror”). This Schedule TO relates to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share (the “Endocare Shares”), of Endocare, Inc., a Delaware corporation (“Endocare”), at the election of the holder thereof: (a) 0.7764 shares of common stock, no par value, of HealthTronics (“HealthTronics Common Stock”) or (b) $1.35 in cash, without interest, subject in each case, to adjustment and proration as described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

HealthTronics has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated June 17, 2009, relating to the offer and sale of HealthTronics Common Stock to be issued to holders of Endocare Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by HealthTronics or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Prospectus entitled “Questions and Answers About The Exchange Offer” and “Summary” is incorporated in this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is Endocare, Inc., a Delaware corporation. Its principal executive offices are located at 201 Technology Drive, Irvine, California 92618 and its telephone number is (949) 450-5400.

(b) As of June 7, 2009, there were 11,926,178 shares of Endocare common stock, par value $0.001 per share, issued and outstanding.

(c) The information concerning the principal market in which the Endocare Shares are traded and certain high and low sales prices for the Endocare Shares in that principal market is set forth in the section of the Prospectus entitled “Comparative Market Price Data and Dividend Matters” and is incorporated in this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Prospectus entitled “Summary — Information about the Companies — HealthTronics,” “Information about the Companies — HealthTronics,” and “HealthTronics’ Management” is incorporated in this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x)-(xii) The information set forth in the introduction to the Prospectus, in the sections of the Prospectus entitled “Questions and Answers About The Exchange Offer,” “Summary,” “Merger Agreement,” “The Offer” and “Comparison of Stockholders’ Rights,” and in the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

(a)(1)(ix) Not applicable.

(a)(2)(i)-(vii) The information set forth in the sections of the Prospectus entitled “Questions and Answers About The Exchange Offer,” “Summary,” “Reasons for the Offer,” “Background of the Offer,” “Merger Agreement,” “The Offer” and “Comparison of Stockholders’ Rights” is incorporated in this Schedule TO by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Prospectus entitled “Reasons for the Offer,” “Background of the Offer,” “Merger Agreement” and “The Offer” is incorporated in this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the introduction to the Prospectus and in the sections of the Prospectus entitled “Reasons for the Offer,” “Background of the Offer,” “Merger Agreement” and “The Offer” is incorporated in this Schedule TO by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “Risk Factors,” “The Offer — Source and Amount of Funds” and “The Offer — Conditions of the Offer” are incorporated in this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the sections of the Prospectus entitled “The Offer — Certain Relationships With Endocare” and “Merger Agreement — Tender and Voting Agreement” is incorporated in this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Prospectus entitled “The Offer — Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The financial statements of HealthTronics set forth in the Prospectus and the section of the Prospectus entitled “Selected Financial Data of HealthTronics” is incorporated in this Schedule TO by reference. Offeror was formed on May 29, 2009 and has no material financial assets.

(b) The information set forth in the section of the Prospectus entitled “Unaudited Pro Forma Combined Condensed Financial Statements” is incorporated in this Schedule TO by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Prospectus entitled “Reasons for the Offer,” “Background of the Offer,” “Merger Agreement” and “The Offer” is incorporated in this Schedule TO by reference.

(a)(2), (3) The information set forth in the section of the Prospectus entitled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Prospectus entitled “The Offer — Effect of the Offer on the Market for Endocare Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Prospectus entitled “The Offer – Legal Proceedings” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Prospectus and in the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(4)	Prospectus registering the offer and sale of HealthTronics Common Stock to be issued in the Offer (incorporated by reference to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(5)(A)	Joint Press Release issued by HealthTronics and Endocare, dated June 8, 2009, announcing the execution of the Agreement and Plan of Merger among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 99.2 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(a)(5)(B)	PowerPoint presentation made to certain Endocare Employees (incorporated by reference to HealthTronics’ 425 filing on June 9, 2009).

(a)(5)(C)	Joint Press Release issued by HealthTronics and Endocare, dated June 17, 2009, announcing the commencement of the Offer (incorporated by reference to HealthTronics’ 425 filing on June 17, 2009).

(b)(1)	Credit Agreement, dated as of March 23, 2005, among HealthTronics, Inc. the lenders party thereto, Bank of America, N.A., as Syndication Agent, and JPMorgan Chase Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10.1 of HealthTronics’ 10-Q filed with the Securities and Exchange Commission on November 8, 2005).

(b)(2)	First Amendment to Credit Agreement, dated as of April 14, 2008, by and among HealthTronics, Inc., the lenders party thereto, JPMorgan Chase Bank, National Association, and the other parties thereto (incorporated by reference to Exhibit 10.1 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(b)(3)	Second Amendment to Credit Agreement, dated as of October 10, 2008, by and among HealthTronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 2.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(d)(2)	Tender and Voting Agreement, dated as of June 7, 2009, among HealthTronics and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(h)	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/s/ James S.B. Whittenburg
Name:	James S.B. Whittenburg
Title:	President and Chief Executive Officer
Date:	June 17, 2009

HT ACQUISITION, INC.

By:	/s/ James S.B. Whittenburg
Name:	James S.B. Whittenburg
Title:	President
Date:	June 17, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(4)	Prospectus registering the offer and sale of HealthTronics Common Stock to be issued in the Offer (incorporated by reference to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(5)(A)	Joint Press Release issued by HealthTronics and Endocare, dated June 8, 2009, announcing the execution of the Agreement and Plan of Merger among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 99.2 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(a)(5)(B)	PowerPoint presentation made to certain Endocare Employees (incorporated by reference to HealthTronics’ 425 filing on June 9, 2009).

(a)(5)(C)	Joint Press Release issued by HealthTronics and Endocare, dated June 17, 2009, announcing the commencement of the Offer (incorporated by reference to HealthTronics’ 425 filing on June 17, 2009).

(b)(1)	Credit Agreement, dated as of March 23, 2005, among HealthTronics, Inc. the lenders party thereto, Bank of America, N.A., as Syndication Agent, and JPMorgan Chase Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10.1 of HealthTronics’ 10-Q filed with the Securities and Exchange Commission on November 8, 2005).

(b)(2)	First Amendment to Credit Agreement, dated as of April 14, 2008, by and among HealthTronics, Inc., the lenders party thereto, JPMorgan Chase Bank, National Association, and the other parties thereto (incorporated by reference to Exhibit 10.1 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(b)(3)	Second Amendment to Credit Agreement, dated as of October 10, 2008, by and among HealthTronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 2.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(d)(2)	Tender and Voting Agreement, dated as of June 7, 2009, among HealthTronics and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(h)	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).